UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Jones               Gregory R.
   One Magnum Pass
   P. O. Box 81250
   Mobile, AL  36689-1250
2. Issuer Name and Ticker or Trading Symbol
   QMS, Inc. (AQM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   September 1996
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, General Counsel, Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  09/30/96    M        4,000         A  $5.5000                     D
Common Stock                                  09/30/96    M        700           A  $4.6250                     D
Common Stock                                  09/30/96    M        1,000         A  $5.6250                     D
Common Stock                                  09/30/96    S        5,700         D  $6.1250      0              D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $22.5000                                                                   (1)          09/18/01
to buy)
Incentive Stock Option (right  $8.8750                                                                    (1)          11/12/02
to buy)
Incentive Stock Option (right  $8.7500                                                                    (1)          01/25/04
to buy)
Incentive Stock Option (right  $8.8750                                                                    (1)          01/24/05
to buy)
Incentive Stock Option (right  $5.5000         09/30/96       M                          4,000            (1)          05/31/05
to buy)
Incentive Stock Option (right  $4.6250         09/30/96       M                          700              (1)          07/26/05
to buy)
Incentive Stock Option (right  $5.6250         09/30/96       M                          1,000            (1)          01/23/06
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D
to buy)
Incentive Stock Option (right            Common Stock                   2,000                     2,000         D
to buy)
Incentive Stock Option (right            Common Stock                   1,500                     1,500         D
to buy)
Incentive Stock Option (right            Common Stock                   3,500                     3,500         D
to buy)
Incentive Stock Option (right  09/30/96  Common Stock                   4,000                     6,000         D
to buy)
Incentive Stock Option (right  09/30/96  Common Stock                   700                       2,800         D
to buy)
Incentive Stock Option (right  09/30/96  Common Stock                   1,000                     4,000         D
to buy)

Explanation of Responses:

(1)
Transaction previously reported

NOTE: We applied for a CIK# at 1:30 pm CST. A response was not received until 5:15 pm CST.

SIGNATURE OF REPORTING PERSON
/S/ GREGORY R JONES
DATE